UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Terraformation Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 1, 2020

Physical Address of Issuer:

67 - 1185 Mamalahoa Highway, Suite D-104, PMB 112, Waimea, HI 96743, United States

Website of Issuer:

https://www.terraformation.com

Is there a Co-Issuer? ___ ***Yes*** _X_ ***No***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

January 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

61

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$2,051,345	N/A
Cash & Cash Equivalents	$1,923,902	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$17,211	N/A
Cost of Goods Sold	$17,211	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$(2,217,634)	N/A

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 13, 2021

Terraformation Inc.

Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Terraformation Inc ("**Terraformation**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by January 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Crowd SAFE, attached hereto as **Exhibit C**. Under the Subscription Agreement and Omnibus Crowd SAFE, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the custodian and legal record holder (the "**Custodian**") for this Offering. Investors will be required to establish, or verify that they already have, established a custodial account with the Custodian in order to purchase Securities in this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$50	$3.00	$47.00
Maximum Individual Purchase Amount (3)(4)	$250,000	$15,000	$235,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.terraformation.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/Terraformation

The date of this Form C is September 13, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Terraformation Inc. operates a "forest as a service" business. The Company was incorporated in Delaware as a corporation on January 1, 2020.

The Company is located at 67-1185 Mamalahoa Highway, Suite D-104, PMB 112, Waimea, HI 96743, United States.

The Company's website is https://www.terraformation.com.

The Company is headquartered and qualified to conduct business in Hawaii. The Company is also qualified to conduct business in California, Michigan, Washington, Texas and Massachusetts, where certain employees are located. The Company sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Terraformation and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$50 +
Maximum Individual Purchase Amount	$250,000 +
Offering Deadline	January 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 38.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. Since inception, we have incurred, and we expect in the future while we grow to incur, losses and negative cash flow, either or both of which may be significant. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Catastrophic events or global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

We are subject to the risk of various catastrophic events, including but not limited to the occurrence of natural disasters, such as fires, hurricanes and earthquakes, severe regional or local weather events or trends, biological or environmental disasters and significant geopolitical conditions or developments, such as significant international trade disputes, terrorist attacks, armed conflict or domestic political unrest. Any one or more of these events or conditions, or other catastrophic events or developments, could significantly affect our ability to operate our businesses and adversely affect domestic and global general economic conditions and thus market demand for our products.

In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could cause labor shortages, supply chain disruptions, and travel restrictions, among other things. In addition to the negative impact to the Company's ability to provide its products and services, such a situation could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently generates limited sales and future sources of revenue may not be sufficient to meet

our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We are creating a new industry that is in its infancy which may not be successful. We also may implement new lines of business or offer new products and services within existing lines of business.

As a company focused on reforestation and carbon sequestration, there are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed or accepting of such initiatives. In marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction of new lines of business and/or new products or services, may not be achieved or meet resistance resulting in delays. Additionally, our revenue model and price and profitability targets may not prove feasible. Also, we may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products and services

We depend on suppliers and contractors to meet our contractual obligations to our partners and conduct our operations. Examples of these products for which we rely on suppliers include, but are not limited to, our seed bank containers and solar units to provide power to such containers. Our ability to meet our obligations to our partners may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or products or perform the agreed-upon services in compliance with requirements and in a timely and cost-effective manner. Likewise, the quality of our products or services may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our partners' expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements or if the components for such products experience significant price increases or shortages. Additionally, a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third

parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, the board of directors and its key employees.

In particular, we are dependent on Yishan Wong, our President and Chief Executive Officer, along with our executive management team, directors and key employees. The Company does not have an employment agreement with Yishan Wong and there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. Our executive management team do have employment agreements with the Company, although there can be no assurance that any or all of them will continue to be employed by the Company for a particular period of time. The loss of Yishan Wong, or any executive officers, key employees or members of our board of directors, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our industry is highly competitive.

The carbon sequestration and climate sustainability industry is young and highly fragmented. We face competition from other nature-based carbon sequestration companies as well as companies offering other carbon sequestration technologies. The industry has low barriers to entry and venture capital investments in this space have increased, which has led to a large number of new entrants. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential partner information, in connection with our electronic processing of payments, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and partner and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, partners’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse

effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels and also in foreign jurisdictions. Foreign, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the foreign, federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of foreign, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We rely on agreements with third parties to provide certain services, goods, and technology necessary to deliver our products and services.

Our ability to implement and provide our products and services to our partners depends, in part, on services, goods, and technology provided by third parties, particularly in regard to reverse osmosis functions and photo voltaic power. These third parties may become unable to or refuse to continue to provide these services, goods or technology on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. Although there are other third parties who could provide such services, goods or technology, if we fail to replace these services, goods or technologies in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services or technology of third parties were to fail to perform as expected, it could subject us to potential liability and have an adverse effect on our financial condition and results of operations.

Changes in global or regional climate conditions could significantly harm our business and have a negative impact on our results of operations, cash flow, and profitability of our operations.

Climate change has the potential to cause significant disruptions to our business and results of operations, cash flow and profitability. There is increasing concern that increases in global average temperatures caused by increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could cause significant changes in weather patterns, including changes to precipitation patterns and growing seasons. These changes could, in the long term and in some locations, lead to slower growth of our trees and, potentially, changes to the species mix that we manage at our sites. An increase in global temperature could also lead to an increase in the frequency and severity of extreme weather events and other natural disasters. Thus, damage or access to the sites where we operate by existing causes, such as fire, animals, insect infestation, disease, prolonged drought, flooding, windstorms and other natural disasters, could be significantly worsened by climate change. Any one or more of these negative effects on the sites that we operate could have a material adverse impact on our business.

In some of our projects, we could incur substantial costs as a result of compliance with, violations of, or liabilities under applicable environmental laws and other laws and regulations.

We are subject to a wide range of general and industry-specific laws and regulations relating to the environment, including those governing:

- land use and rights,
- silvicultural activities, including use of pesticides and herbicides,
- agriculture and forestry operations and endangered species habitat protection,
- surface water management,
- the cleanup of contaminated sites, and
- health and safety matters.

We may incur significant capital, operating and other expenditures complying with applicable environmental laws and regulations and as a result of remedial obligations. We also could incur substantial costs, such as fines, sanctions and enforcement actions (including orders limiting our operations or requiring corrective measures or other remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations.

As operator of real estate, we may be liable under environmental laws for cleanup, closure and other damages resulting from the presence or release of hazardous substances, if any, on or from our properties or operations. The amount and timing of environmental expenditures is difficult to predict, and in some cases, our liability may exceed forecasted amounts. The discovery of additional contamination or the imposition of additional cleanup obligations at our sites or third-party sites may result in significant additional costs. Any material liability we incur as a result of activities conducted on our properties by us or by others with whom we have a business relationship could adversely affect our financial condition.

We also anticipate public policy developments at the state, federal and international level regarding climate change and energy access, security and competitiveness. We expect these developments to address emission of carbon

dioxide, renewable energy and fuel standards, and the monetization of carbon. Enactment of new environmental laws or regulations or changes in existing laws or regulations, or the interpretation of these laws or regulations, might require significant expenditures. We also anticipate public policy developments at the state, federal and international level regarding taxes and a number of other areas that could require significant expenditures.

We may be required to pay significant taxes or tariffs on our exported products.

We may ship and export products to foreign markets, and our ability to do so profitably is affected by U.S. and foreign trade policy. International trade disputes occur frequently and can be taken to an International Trade Court for resolution of unfair trade practices between countries. U.S. international trade policy could result in one or more of our foreign export market jurisdictions adopting trade policy making it more difficult or costly for us to export our products to those countries. We could therefore experience reduced revenues and margins in any of our businesses that is adversely affected by international trade tariffs, duties, taxes, customs or dispute settlement terms. To the extent such trade policies increase prices, they could also reduce the demand for our products and could have a material adverse effect on our business, financial results and financial condition. We cannot predict future trade policy or the terms of any settlements of international trade disputes and their effect on our business.

We have limited ability to enforce or bind our forestry and commercial partnerships and their conduct could negatively affect our operations.

As we work with forestry and commercial partners around the world, we may face legal challenges in enforcing our rights in certain jurisdictions, especially in those countries that have a legal or judiciary system that is less transparent, more corruptible or otherwise materially different than the U.S. Although we generally seek legal advice in respect of new markets and have appropriate legal documentation and due diligence process, we do not have control over how our forestry and commercial partners conduct themselves, including its choice to take or not take any actions that may adversely impact the intended objectives of our forestry or commercial partnerships. Such actions may also result in significant harm and liability to our operations.

Product liability or other related claims could have a material adverse effect on our business.

The risk of product liability claims and associated adverse publicity is inherent in the production, marketing and sale of some of our products. A successful product liability claim against us could require us to pay a substantial monetary award, and could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future products. We cannot provide assurance that such claims will not be made in the future.

Our insurance strategy may not be adequate to protect us from all business risks.

In the ordinary course of business, we may be subject to losses resulting from accidents, acts of God and other claims against us, for which we may have limited or no insurance coverage. While we currently carry general liability, automobile liability, workers' compensation and temporary disability (in Hawaii), we may not maintain as much insurance coverage as other companies with better funding do. We are in the process of applying for directors' and officers' insurance policies and may not be successful in obtaining policies at an appropriate price or at insurance coverage levels offered by other companies with better funding. Additionally, the policies that we do have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to

offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even

after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not have a beneficial interest in equity of the Company until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have a direct or indirect an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not have a beneficial interest in shares of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities, in which case the Custodian will become the legal owner and holder of record. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or

bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than a beneficial interest in the equity of the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holder of the CF Shadow Securities will vote in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holder, the Custodian, will vote the CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive a beneficial interest in CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock, and the Custodian would be bound by their terms to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders, subject to any voting agreements that may be applicable at the time. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Omnibus Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Omnibus Crowd SAFE, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Terraformation Inc. ("Terraformation") operates a "Forest as a Service" business. Specifically, we focus on reforestation projects and forestry technology development to accelerate global forest development. Global native forest restoration is the lowest cost, lowest risk, and most politically feasible carbon drawdown solution available. Terraformation scales natural carbon capture by solving the biggest bottlenecks to forest restoration, accelerating global progress toward this climate solution. Our goal is to help individuals, companies, and governments grow three billion acres of net-new forests that improve land, create economic value, and save the world from climate change.

Business Plan

The Company plans to significantly expand its business by collaborating and funding reforestation projects, forestry technology development and global marketing. As the Company is still in its early stage and trying to establish a new industry, it cannot predict when, or if, it will become profitable. However, we look to generate revenue by selling "Forest-as-a-Service" (which may include products mentioned below such as containerized seed banks), participating in revenue streams that are derived from successful new forest projects, and helping large numbers of projects come together to acquire financing. The Company seeks to work with different organizations, including land owners, operators and non-profit organizations. The Company's revenue streams and revenue share models are still being developed at this time and may vary from project to project. For instance, the Company could receive a share of future revenue streams in a project or receive upfront payment for services and technology offered, or a combination of upfront payments and sharing of future revenue streams could be utilized. The capital we raise here will empower us to expand our reforestation projects, forestry technology development and sales and marketing efforts as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Containerized Seed Bank	Completely outfitted seed laboratory for collecting, preparing and storing millions of seeds necessary for large scale reforestation projects, powered by its own self-contained solar array and battery storage for on- or off-grid global deployments.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Containerized Nursery	Freestanding plant nursery and all the equipment necessary to quickly set up, run and maintain nursery operations at sites around the world.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Containerized Solar Power System	Solar power collection, storage and management system capable of establishing an independent, localized mini-grid that supports the increased demand of more complex and larger scale reforestation projects.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations

Containerized Water Desalination Plant	Reverse osmosis water filtration and desalination system that converts brackish, high-silica, or saltwater into a potable or non-potable water supply, supporting a wide range of community and agricultural applications.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Forestry Training	Course videos, materials and support to train those new to the field as proficient seed collectors, seed bankers, tree planters, and foresters.	Individuals who wish to learn about forestry, land owners, operators and/or non-profit organizations
Forestry Services	Consulting services to design and create scalable, self-sustaining forestry plans by assisting with species selection, carbon estimation, soil analysis, and geo-mapping of proposed sites.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Forestry Finance	Financial services for the establishment of new projects and the expansion of existing efforts that support the growth of forests.	Global reforestation sites, partnering with land owners, operators and non-profit organizations
Forest Management Software	Mobile applications and SaaS platform that provides foresters with tools to track seed collection, banked seeds, plant locations, forest growth and project operations, as well as insights and models for improving viability and forest success.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Forest Management Hardware	An integrated suite of IoT, remote sensing, laboratory and field hardware, designed to work seamlessly and unobtrusively with existing forestry practice, that provides real-time and historical project data.	Global reforestation sites, including potentially partnering with land owners, operators and non-profit organizations

Competition

The competitive market for global reforestation and the capture of carbon is evolving. Currently, there is a need for other global forestation providers to achieve the global public/common goal of growing over three billion acres of forests as outlined in the World Economic Forum's "1 Trillion Tree" campaign (see 1T.org). The Company encourages competition to achieve the "1 Trillion Tree" campaign goal. To further increase the availability and accessibility of technology, tools and equipment in communities around the world, Terraformation intends to provide access to source code, blueprints, designs, training and localized resources for key forestry technologies through open source licensing and community contributions.

Customer Base

Terraformation partners and provides direct sales to private and corporate landowners as well as forestry conservation organizations and governments. Demand generation is through global marketing.

Supply Chain

The Company is highly dependent on third-party vendors to provide certain products, such as seed containers and solar panels to operate such containers. Although the Company is dependent upon certain third-party vendors, the Company believes it has access to alternate service providers in the event its current third-party vendors are unable to provide such products or services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6275870	TF **TERRAFORMATION**	Design Plus Words, Letters and/or Numbers	June 12, 2020	February 23, 2021	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the terraformation.com and terraformation.org domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of foreign, U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$300,000
General Working Capital (personnel costs, building inventory and equipment acquisition) (1)	94%	$23,500	34%	$1,700,000
Forest Finance (2)	0%	$0	30%	$1,500,000
Sales and Marketing (3)	0%	$0	30%	$1,500,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will continue to invest heavily in hiring technical personnel and industry specialists, assembling our forest technologies, and acquiring forestry equipment. We expect to hire 10 employees covering a variety of functions.

(2) We will facilitate reforestation projects through capital investments, technical services, and forest technologies.

(3) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and increase global sales and marketing efforts.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Yishan Wong	CEO, President and Director	CEO and President, Terraformation Inc, 2020 – Present Responsible for sales, operations, and general CEO responsibilities President, Co-Founder and Director, Sunfire Offices, 2010-Present Responsible for sales, operations, and general CEO responsibilities	Carnegie Mellon University, B.S., Computer Science, 2001
Max Altman	Director	Investor, Apollo Projects, 2020- Present Responsible for leading investment decisions Investor, 9Point Ventures, 2016-2019 Responsible for investment decision	Duke University, B.A., Computer Science, 2010
Olga Irzak	Director	Founder and CEO of Frost Methane, 2019- Present Responsible for overseeing product, strategy and operations of the company System Architect, Zola Electric, 2017-2019 Responsible for architecting the software for a minigrid system with novel hardware and building relevant business partnerships	University of Toronto, M.S., Computer Science, 2011; University of Waterloo, B.Math, Computer Science, 2007;

*Pursuant to a Voting Agreement, dated May 25, 2021, between the Company and certain investors of the Company, the Board shall be comprised of three directors, of which two shall be designated by Yishan Wong, and the remaining seat shall be designated by a majority of the Series A Preferred Stock investors so long as 4,622,395 shares of Series A Preferred Stock are outstanding.

Director Biographical Information

Yishan Wong: Yishan Wong is the Founder, CEO and a member of the Board of Directors of the Company. He previously served as CEO of Reddit from 2012 to 2014 and Director of Engineering at Facebook from 2005 to 2010. Yishan was also an early engineer at PayPal. He holds a B.S. in Computer Science (2001) from Carnegie Mellon University.

Max Altman: Max Altman is a member of the Board of Directors at the Company and lead investor of the Company's recent Series A financing. He is a member of the founding team and investor at Apollo Projects, where he is responsible for leading investment decisions. Max holds a B.A. in Computer Science (2010) from Duke University.

Olga Irzak: Olga Irzak is a member of the Board of Directors of the Company. Since 2019, she has been the Founder and CEO of Frost Methane, where she oversees product, strategy and operations of the Company. Previously, from 2017 to 2019, she was a system architect at Zola Electric, where she was responsible for architecting the software for a minigrid system with novel hardware and building relevant partnerships. Olga also worked as a software engineer / team lead at Google Energy and software engineer at X. Olya holds an M.S. in Computer Science (2011) from University of Toronto and a B. Math in Computer Science (2007) from University of Waterloo.

Officers and Key Persons

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Yishan Wong	CEO and President	CEO and President, Terraformation Inc., 2020 – Present Responsible for sales, operations, and general CEO responsibilities President, Co-Founder and Director, Sunfire Offices, 2010-Present Responsible for sales, operations, and general CEO responsibilities	Carnegie Mellon University, B.S., Computer Science, 2001
Yacin Bahi	Vice President of Research and Development	Vice President of Research and Development, Terraformation Inc., 2021 – Present Responsible for all research and development efforts Head of Forest Tech, Terraformation Inc., 2020-2021 Responsible for developing forest technology Co-Founder and Chief Technology Officer of SAIFE, 2019-2020 Responsible for all technical aspects of SAIFE's products Co-Founder and Chief Executive Officer, iMuze, 2015-2019 Responsible for the strategic growth and operations of the company	Sorbonne Université, Ecole Polytechnique and Ecole Normale Supérieure, Ph.D., Applied Mathematics and Computer Science, 1997; M.S., Applied Mathematics and Computer Science, 1994

Ethan Cary	Vice President of Manufacturing	Vice President of Manufacturing, Terraformation Inc., 2020 – Present Responsible for manufacturing and logistics Head of Site Engineering, Terraformation Inc., 2020-2021 Responsible for building, manufacturing and logistics VP Engineering, Matterport, 2013- 2017 Responsible for Matterport's Software Product Development, Quality Assurance, IT and Program Management	Yale University; M.A., French Language and Literature, 1998; Whitman College, B.A., French Language and Literature, 1996
Christina Cervantes	Chief of Staff	Chief of Staff, Terraformation Inc., 2021 - Present Responsible for advancing strategic priorities and build strong working relationships between different functions and teams Head of Operations, Terraformation Inc., 2020 – 2021 Responsible for overseeing operations of the company Walker Advertising, Executive Assistant, 2015-2018; B2B Marketing Manager, 2018-2019 Responsible for executive team support, managing an office relocation, and supporting the sales team in business-to-business marketing	Montana State University-Bozeman, B.S., Chemical Engineering, 2003
Ricky Fong	General Counsel	General Counsel, Terraformation Inc., 2021 - Present Responsible for managing legal matters General Counsel and Corporate Secretary, Oriente Group, 2019-2020 Responsible for overseeing legal, regulatory and compliance matters Head of Legal, Oriente Group, 2016-2019	Washington University in St. Louis, J.D., 2006; B.S.B.A., Finance, 2003

		Responsible for building the legal team and managing legal risks	
Celia Francis	Head of Global Business Development and Sales	Head of Global Business Development and Sales, Terraformation Inc., 2021 to Present Chief Executive Officer, Rated People, 2015-2020 Responsible for the strategic growth and operation of the company	Massachusetts Institute of Technology, M.B.A.,1994; Harvard College, B.A., History and Literature, 1987
Jonathan Kim	Head of Product	Head of Product, Terraformation Inc., 2021 – Present Responsible for product development Founder, Chief Executive Officer / Chief Product Officer, Appcues, 2013 - 2019 Responsible for leading business operations and product strategy	Boston University; B.S., Journalism, 2010
Yee Lee	Vice President of Growth	Vice President of Growth, Terraformation Inc., 2020 – Present Responsible for growth initiatives Product Manager, Facebook, 2016-2020 Responsible for the Facebook Fundraisers product	Stanford University, M.S., Industrial Engineering and Engineering Management, 1998; University of California at Berkeley, B.S., Industrial Engineering and Operations Research, 1995
Huey Lin	Special Projects	Special Projects, Terraformation Inc., 2021 – Present Responsible for overseeing Company special projects Venture Partner, GGV Capital, 2021-Present Responsible for supporting and advising GGV's portfolio companies President of Asia, Flexport, 2018-2020	Stanford University, Masters in Administration in Policy Analysis and Evaluation, 1999; Carnegie Mellon University, B.S., Biological Science and Psychology, 1997

		Responsible for Asia region's overall strategy and P&L Founding Chief Operating Officer, Affirm, 2012- 2018	
Prem Lalvani	Chief Financial Officer	Chief Financial Officer, Terraformation Inc., 2021 to Present Responsible for overseeing the finance function Chief Financial Officer of high-growth companies in the U.S. and internationally from 2017 to 2021 Responsible for overseeing the finance function	Illinois State University, B.S., Accounting, 1991
Margaret Morales	Vice President of Communications and Marketing	Vice President of Communications and Marketing, Terraformation Inc., 2021 – Present Responsible for communications and marketing Head of Communication, Terraformation Inc., 2020-2021 Responsible for communications and marketing Researcher, Sightline Institute, 2015-2019 Responsible for leading the Institute's Farms and Forests program, exploring carbon capture potential in working lands	University of British Columbia, M.A., Resource Management and Environmental Studies, 2012; Duke University, B.A., Environmental Science and English, 2008
Aubrey Vella	Head of People	Head of People, Terraformation Inc., 2020 - Present Responsible for people operations Principal HR Business Partner, Affirm, 2015-2021 Responsible for helping to scale the company from around 50 to 1,000 people, building out the core People Operations team and then supporting the fintech's technology teams including Engineering, Product, Design and Risk	University of San Francisco, J.D., 2011; Michigan State University, B.A., Political Theory and Constitutional Democracy, 2007

Jill Wagner	Chief Forestry Officer	Chief Forestry Officer, Terraformation Inc., 2021 – Present Responsible for overseeing forestry operations Head of Forestry, Terraformation Inc., 2020-2021 Responsible for overseeing forestry operations Owner, Future Forests, LLC, 2003-2020 Responsible for directing native forest restoration projects across Hawaiʻi	University of Hawaii, B.A., Ethnobotany, 2001

Officers and Key Persons Biographical Information

Yishan Wong: Yishan Wong is the Founder, CEO and a member of the Board of Directors of the Company. He previously served as CEO of Reddit from 2012 to 2014 and Director of Engineering at Facebook from 2005 to 2010. Yishan was also an early engineer at PayPal. He holds a B.S. in Computer Science (2001) from Carnegie Mellon University.

Yacin Bahi: Dr. Yacin Bahi is Vice President of Research and Development at the Company. Prior to joining the Company, Yacin was Co-Founder and Chief Technology Officer at SAIFE from 2019 to 2020, where he was responsible for all technical aspects of SAIFE's products. Prior to that, he was Co-founder and CEO at iMuze from 2015 to 2019. He has founded and co-founded tech companies on three continents, in places like Silicon Valley, Paris and Tunis. Yacin holds a Ph.D. (1997) and an M.S. (1994) in Applied Mathematics and Computer Science obtained jointly from Sorbonne Université, Ecole Polytechnique and Ecole Normale Supérieure in Paris.

Ethan Cary: Ethan Cary is Head of Manufacturing and Logistics at the Company. Prior to joining the Company, he was VP Engineering at Matterport from 2013 to 2017 (where he was responsible for Software Product Development, Quality Assurance, IT and Program Management) and Director of Product Development at eBay from 2012 to 2013 (where he oversaw product development). He holds an M.A. in French Language and Literature (1998) from Yale University and a B.A in French Language and Literature (1996) from Whitman College.

Christina Cervantes: Christina Cervantes is Chief of Staff at the Company. Prior to joining the Company, she was an Executive Assistant (2015-2018) and B2B Marketing Manager (2018-2019) at Walker Advertising, where she was responsible for executive team support, managing an office relocation, and supporting the sales team in business-to-business marketing. She holds a B.S. degree in Chemical Engineering with environmental emphasis (2003) from Montana State University-Bozeman.

Ricky Fong: Ricky Fong serves as General Counsel of the Company. Prior to joining Terraformation, he was General Counsel and Corporate Secretary (2019 to 2020) and Head of Legal (2016 to 2019) at Oriente Group, where he built and oversaw the legal and compliance function of the emerging markets fintech startup. Prior to that, Ricky worked as an investor at BlackPine based in Hong Kong, and was formerly a corporate lawyer at Latham & Watkins and Paul Weiss. Ricky holds a J.D. (2006) and a B.S.B.A. in Finance (2003) from Washington University in St. Louis.

Celia Francis: Celia Francis is Head of Global Business Development and Sales at the Company. Prior to joining Terraformation, from 2015 to 2020, Celia was CEO of Rated People, an innovative online marketplace connecting millions of homeowners with 50,000 skilled local tradespeople across the United Kingdom to complete £3 billion of work every year. Before Rated People, Celia served as CEO of social games and networking company, WeeWorld, which entertained over 70 million users. Previous to that she grew T-Mobile's €2 billion business focused P&L across Europe. She also enjoyed a tenure at IDEO, the world's leading innovation consulting firm, working with a variety of

top consumer products and services companies. Celia is on the board of the Nordic Real Estate Partners. She co-chairs the senior digital leadership group, H2, in London. She co-founded the female tech and media leadership group, WITSend and the global afforestation organisation leadership group, The Art of Forests. Celia advises a variety of companies focused on sustainable homes and natural solutions for carbon drawdown. She holds a B.A. in History and Literature (1987) at Harvard College and an M.B.A. (1994) at Massachusetts Institute of Technology.

Jonathan Kim: Jonathan Kim is Head of Product at the Company. Prior to joining the Company, he was the Founder and Chief Executive Officer / Chief Product Officer at Appcues from 2013 to 2019 where he led business operations and product strategy. Jonathan holds a B.S. in Journalism (2010) from Boston University.

Prem Lalvani: Prem Lalvani is Chief Financial Officer of the Company. Prior to joining Terraformation, Prem was fractional CFO of high-growth companies in the U.S. and internationally from 2017 to 2021 where he was responsible for directing finance and administration. Prem holds a B.S. in Accounting (1991) from Illinois State University. He passed the Certified Public Accountant examination in Illinois.

Yee Lee: Yee Lee is Vice President of Growth at the Company. Prior to joining the Company, Yee was a Product Manager at Facebook from 2016 to 2020, where he was responsible for the Facebook Fundraisers product. Yee was also the founder of multiple technology startup companies. He holds an M.S. in Industrial Engineering and Engineering Management (1998) from Stanford University and a B.S. in Industrial Engineering and Operations Research (1995) from the University of California at Berkeley.

Huey Lin: Huey Lin leads Special Projects at the Company. She is also a venture partner for GGV Capital where she supports and advises the fund's portfolio companies. Prior to this, she was the President of Asia at Flexport, from 2018 to 2020, responsible for the region’s overall strategy and P&L, and the Founding Chief Operating Officer of Affirm, from 2012 to 2018, responsible for overseeing the organization’s operations. Huey began her career at PayPal, playing an instrumental role as one of the first product managers and expanding PayPal internationally. She holds a Masters in Administration in Policy Analysis and Evaluation (1999) from Stanford University and a B.S. in Biological Science and Psychology (1997) from Carnegie Mellon University.

Margaret Morales: Margaret Morales is VP of Communications and Marketing at the Company. Prior to joining the Company, she was a researcher at Sightline Institute from 2015 to 2019 (where she was responsible for leading the Institute’s Farms and Forests program, exploring carbon capture potential in working lands). She holds an M.A. Resource Management and Environmental Studies (2012) from the University of British Columbia, and a B.A. in Environmental Science and English (2008) from Duke University.

Aubrey Vella: Aubrey Vella is Head of People at the Company. Prior to joining the Company, she was a Principal HR Business Partner at Affirm from 2015 to 2021 (where she helped to scale the company from around 50 to 1,000 people, building out the core People Operations team and then supporting the fintech’s technology teams including Engineering, Product, Design and Risk). Prior to this she worked as an attorney in California. She holds a J.D. (2011) from University of San Francisco Law School.

Jill Wagner: Jill Wagner is the Company's Chief Forestry Officer. She directs the Company's ecological restoration work on Hawai‘i Island and leads the Company's international partnerships. She has helped establish forest restoration projects with partners on four continents. Wagner studied ethnobotany at the University of Hawai‘i and worked at the Amy Greenwell Ethnobotanical Garden for many years before she began directing native forest restoration projects across Hawai‘i. She has worked with a variety of partners including the National Park Service, the Department of Hawaiian Homelands, and The Nature Conservancy. She holds a B.A. in Ethnobotany (2001) from the University of Hawaii.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, the Company intends to enter into indemnification agreements with its directors and officers.

Employees

The Company currently has 61 employees. Additionally, the Company utilizes the services of independent contractors and outsourced payroll providers.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 13,000,000 shares of Class A common stock, par value $0.00001 per share (the "**Class A Common Stock**") and 30,000,000 shares of Class B common stock, par value $0.00001 per share (the "**Class B Common Stock**") (the Class A Common Stock and Class B Common Stock, collectively "**Common Stock**") and 5,824,525 shares of Series Seed preferred stock, par value $0.00001 per share (the "**Series Seed Preferred Stock**") and 9,244,791 shares of Series A preferred stock, par value $0.00001 (the "**Series A Preferred Stock**") (the Series Seed Preferred Stock and Series A Preferred Stock, collectively, the "**Preferred Stock**"). Additionally, the Company has established the 2021 Stock Plan for which 1,532,554 shares of Class B Common Stock are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 12,174,000 shares of Class A Common Stock, 260,000 shares of Class B Common Stock, 3,949,525 shares of Series Seed Preferred Stock and 7,812,503 shares of Series A Preferred Stock will be issued and outstanding. Additionally, the Company has 1,129,500 options to purchase Class B Common Stock issued and outstanding and an additional 143,054 options available for issuance under the 2021 Stock Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	12,174,000
Par Value Per Share	$0.00001
Voting Rights	10 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	44.52%

Type	Class B Common Stock
Amount Outstanding	260,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.95%

Type	Series Seed Preferred Stock
Amount Outstanding	3,949,525
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to receive dividends equal to $0.10240 per share payable when declared (non-cumulative) (b) Liquidation Preference of $1.28 per share; (c) Right to convert into Class B Common Stock at any time at $1.28 per share; (d) Automatic conversion into Class B Common Stock upon $50 million in gross proceeds raised by the Company in a public offering at $1.28 per share; (e) Protective provisions so long as 1,500,000 shares of Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.44%

Type	Series A Preferred Stock
Amount Outstanding	7,812,503
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to $0.31 per share payable when declared (non-cumulative) (b) Liquidation Preference of $3.84 per share; (c) Right to convert into Class B Common Stock at any time at $3.84 per share; (d) Automatic conversion into Class B Common Stock upon $50 million in gross proceeds raised by the Company in a public offering at $3.84 per share; (e) Right to one Board seat so long as 4,622,395 shares of Series A Preferred Stock are outstanding; (f) Protective provisions so long as 1,500,000 shares of Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock at a later date. The issuance of such additional shares of Series A Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	28.57%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	1,272,554
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.65%

Type	Series Seed Preferred Stock Warrant
Shares Issuable Upon Exercise	1,875,000
Voting Rights	The holder of the Warrant to purchase Series Seed Preferred Stock is not entitled to vote.
Anti-Dilution Rights	None
Material Terms	The Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Series Seed Preferred Stock at a pre-determined price of $1.28 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Series Seed Preferred Stock at a later date. The availability of any shares of Series Seed Preferred Stock issued pursuant to the exercise of such additional Warrants to purchase Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.86%

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Amount and Type or Class Held**	**Percentage Ownership (in terms of voting power)**
Yishan Wong	10,000,000 shares of Class A Common Stock 1,015,625 shares of Series Seed Preferred Stock 266,244 shares of Series A Preferred Stock	75.72%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Terraformation Inc. (the "**Company**") was incorporated on January 1, 2020 under the laws of the State of Delaware, and is headquartered in Waimea, Hawaii.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of August 31, 2021, the Company had an aggregate of $26,962,433 in cash and cash equivalents, leaving the Company with approximately 24 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company plans a series of large capital expenditures to support global forestry projects. See the section titled "*Use of Proceeds*".

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$122	12,174,000	N/A	May 17, 2021	Section 4(a)(2)
Class B Common Stock	$91,500	260,000	N/A	June 11, 2021, June 20, 2021	Rule 701
Series Seed Preferred Stock	$5,055,400	3,949,525	Reforestation Projects and Forestation Technology	March 10, 2021	Reg. D Rule 506(b)
Series A Preferred Stock	$30,000,010	7,812,503	Reforestation Projects and Forestation Technology	May 24, 2021 to May 28, 2021, June 1, 2021, June 6, 2021, July 19, 2021 August 23, 2021	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)*	$3,755,400	N/A	Reforestation Projects and Forestation Technology	February 3, 2020 to March 2, 2020, March 19, 2020, June 5, 2020, August 3, 2020, January 20, 2021, January 21, 2021	Section 4(a)(2)
Option to Purchase Common Stock	N/A	1,272,554	N/A	June 1, 2021	Rule 701
Warrant to Purchase Series Seed Preferred Stock	$0	1,875,000	N/A	March 10, 2021	Section 4(a)(2)

*Converted into Series Seed Preferred Stock on March 10, 2021.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) Yishan Wong, the Company's Chief Executive Officer, owns Pacific Flight, LLC, with whom the Company has a Memorandum of Collaboration, dated August 14, 2020.
(2) Jill Wagner, the Company's Head of Forestry, owns Future Forests, LLC, with whom the Company has a Memorandum of Collaboration, dated August 14, 2020.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by January 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $50 and the maximum amount that an Investor may invest in the Offering is $250,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering was opened and the Company and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all

investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Subscription Agreement and the Omnibus Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require the Custodian to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by

Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Custodian will receive (and the Investor will receive a pro rata beneficial interest in) the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the aggregate amount all Investors paid for the Securities (the "**SAFE Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $105,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Custodian will receive (and the Investor will receive a pro rata beneficial interest in) the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the SAFE Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of or a Change of Control (as defined below) of the Company prior to any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) a portion of the proceeds from the Change of Control in an amount equal to the greater of (i) a cash payment equal to the SAFE Amount subject to the following paragraph or (ii) the deemed value of that number of shares of Common Stock of the Company equal to the SAFE Amount divided by the quotient of (a) $105,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (ww) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (xx) any Safes; (yy) convertible promissory notes; and (zz) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes. In the case of an IPO (as defined below) of the Company prior to any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in), that number of shares of Common Stock of the Company equal to the SAFE Amount divided by the quotient of (a) $105,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with any cash payment as the result of a Liquidity Event described above, the SAFE Amount (or a lesser amount as described below) will be due and payable by the Company to the Custodian for the benefit of the Investors immediately prior to, or concurrent with, the consummation of the applicable Liquidity Event. If there are insufficient

funds to pay the Custodian and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Event**" as used above, means either a Change of Control or an IPO.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Change of Control following any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) a portion of the proceeds from the Change of Control in an amount equal to the greater of (i) a cash payment equal to the SAFE Amount (as described in the foregoing paragraph) or (ii) the deemed value of that number of shares of the most recently issued capital stock (whether Preferred Stock or another class issued by the Company) equal to the SAFE Amount divided by the First Equity Financing Price. In the case of an IPO following any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) that number of shares of capital stock equal to the SAFE Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

In connection with any cash payment as the result of a Liquidity Event described above, the SAFE Amount (or a lesser amount as described below) will be due and payable by the Company to the Custodian for the benefit of the Investors immediately prior to, or concurrent with, the consummation of the applicable Liquidity Event. If there are insufficient funds to pay Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors. Generally, the Custodian's right to receive such cash payments for the benefit of the Investors is junior to payment of indebtedness and credit claims, on par with payments for other Safes and/or Preferred Stock and senior to payments for Common Stock.

If the Company's board of directors determines in good faith (and with the advice of legal counsel) that delivery of equity securities to the Custodian pursuant to the Liquidity Event paragraphs above would violate applicable law, rule or regulation, or be prohibited by the underwriter in any applicable IPO, then the Company shall deliver to the Custodian in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors.

Each Investor will have a beneficial interest in the Omnibus Crowd SAFE, based on the amount of their investment. An Investor receives a beneficial interest in equity or cash, in each case as described above, based on their Purchase Amount relative to the SAFE Amount.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) Custodian for the benefit of the Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Custodian for the benefit of the Investors pursuant to the conversion provisions of the Subscription Agreement and Omnibus Crowd SAFE or (ii) the payment, or setting aside for payment, of amounts due to the Custodian for the benefit of the Investors pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company is a party to a certain Voting Agreement, dated as of May 25, 2021, under which the Company, the Founder, Key Holders, Existing Preferred Holders and the Series A Preferred Stock investor agreed to, among other things (i) voting provisions regarding the Company's board of directors, including board composition; (ii) the granting of irrevocable proxies and (iii) a drag-along right.

The Company also is a party to a certain Amended and Restated Investors' Rights Agreement, dated as of May 25, 2021, under which the Company, the Founder, Existing Preferred Holders and the Series A Preferred Stock investors agreed to provide (i) certain rights to register shares of the Company's Common Stock upon the conversion of the Company's Preferred Stock, (ii) certain rights to receive or inspect information pertaining to the Company and (iii) a right of first offer with respect to certain future stock issuances by the Company of its securities.

The Company also is a party to a certain Right of First Refusal and Co-Sale Agreement, dated as of May 25, 2021, under which the Company, Key Holders and the Series A Preferred Stock investors agreed to, among other things (i) a right of first refusal over shares held by Key Holders, (ii) a right of co-sale, (iii) transfer restrictions, and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware

that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Investor's interest in the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer any interest in the Securities or any capital stock into which they are convertible to any of the Company’s competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Yishan Wong
(Signature)

Yishan Wong
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Yishan Wong
(Signature)

Yishan Wong
(Name)

Director
(Title)

September 13, 2021
(Date)

/s/Max Altman
(Signature)

Max Altman
(Name)

Director
(Title)

September 13, 2021
(Date)

/s/Olga Irzak
(Signature)

Olga Irzak
(Name)

Director
(Title)

September 13, 2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.